# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ponce Financial Group, Inc., CIK 0001874071
CUSIP: 732344106
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2244 Westchester Avenue, Bronx, New York (NY), 10462
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001924547

## Reporting persons
- Ponce Bank Employees Stock Ownership Plan with 401(k) Provisions: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Maine (ME); sole voting power 1,301,988; shared voting power 645,379; sole dispositive power 1,947,667; shared dispositive power 0; aggregate amount beneficially owned 1,947,667 (8.1% of the class)

## Item 1. Issuer
Name of issuer: Ponce Financial Group, Inc.
Address of issuer's principal executive offices: 2244 Westchester Avenue, Bronx, NY 10462

## Item 2. Person Filing
Name of person filing: Ponce Bank Employees Stock Ownership Plan with 401(k) Provisions
Address of principal business office or, if none, residence: c/o Pentegra Services, Inc., 2 Enterprise Drive, Suite 408, Shelton, CT 06484
Citizenship: Maine

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: See Box 9 on cover page
Percent of class: See Box 11 on cover page. Based on 23,961,214 shares outstanding as of December 31, 2024
Sole power to vote or to direct the vote: See Box 5 on cover page. Shares of common stock are held in trust for the benefit of participating employees by the Trustee. Pursuant to the terms of the ESOP, the Trustee has the ability to vote shares allocated to participant accounts as directed by participants as well as unallocated shares for which no voting instructions are received in the same proportion as shares for which the Trustee has received voting instructions from participants.
Shared power to vote or to direct the vote: See Box 6 on cover page.
Sole power to dispose or to direct the disposition: See Box 7 on cover page.
Shared power to dispose or to direct the disposition: See Box 8 on cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ponce Bank Employees Stock Ownership Plan with 401(k) Provisions: /s/Paula Edmonds, Senior Vice President (02/11/2025)